SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

2 March 2007

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333 - 113524) of Australia and New Zealand Banking Group Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 02 March 2007
* Print the name and title of the signing officer under his signature.

Corporate Communications
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release: 2 March 2007

ANZ year-to-date result and 2007 expectations on track

In a shareholder update today, ANZ confirmed that trading for the first four months and expectations for the 2007 financial year are in line with guidance given at its 2006 results briefing.

In the four months to the end of January 2007, revenue growth was particularly strong, towards the upper end of ANZ’s expanded target range of 7%-10%.  Expense growth was in line with original expectations towards the upper end of the 5%-7% target range.  This investment will continue to underpin future revenue growth.

Personal has continued its strong run.  Institutional and New Zealand are performing respectably given weaker New Zealand markets earnings.  The Asia network business has good momentum, with revenue growth tracking at more than twice the Group average.

Underlying margin decline has been broadly similar to the second half of 2006 however the headline margin decline will be impacted by one-offs such as the non-recurrence of the New Zealand Dollar hedging revenue in 2006.

Credit quality remains strong.  Provisions have however risen from the unsustainably low levels that were experienced in 2006 following unusually high recoveries.  ANZ continues to expect higher losses in 2007 which will result from changes in the mix of its credit card portfolio, fewer recoveries compared to 2006 and more normal levels of corporate losses, although overall they are not yet at the level forecast for the year as a whole.  The collective provision charge will also increase, with a lower “oil shock” provision release, and with 2006 benefiting from a reduction in the level of risk.

Headline earnings will benefit from significant items following the sale of FleetPartners.  As previously reported, earnings will need to absorb a lower $NZ hedge rate, the final run-off of structured finance transactions and a higher tax rate, which together will reduce cash earnings per share by up to 2% for the year.

ANZ Chief Executive Officer Mr John McFarlane said: “ANZ continues to perform well.  Revenues are now tracking at record high growth rates, partly as a result of higher investment spending.  It is pleasing to see us achieving what many thought to be an ambitious target and we are not taking our foot off the pedal.

“We have progressed our strategic agenda with banking investments in Shanghai and Malaysia, a credit card joint-venture in Vietnam and an offer to buy the remaining shares in E*TRADE Australia.

“Our sustainability agenda continues to advance under the theme “A Very Different Bank”, and we are working hard to maintain the high levels of regard among our customers, our people, shareholders and the community.  With this strong stakeholder foundation, ANZ is well placed to deliver on its commitments to shareholders in 2007 and over the longer term,” Mr McFarlane said.

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Divisional Performance

Personal continues to perform strongly in terms of financial performance, customer satisfaction, and staff engagement. In Mortgages, lending growth of 11% has been partly offset by competitive margin contraction and an unfavourable wholesale rate environment.  Consumer Finance is performing well despite the impact of a higher credit charge, and slightly lower volume growth.  Banking Products is performing well, with strong deposit growth and improved margins.

Esanda has established a more sustainable foundation and should deliver a much stronger performance this year. We are experiencing strong growth in Investment and Insurance.  Regional, Rural and Small Business Banking is performing well despite the drought.  The Pacific continues to grow and deliver attractive returns despite recent instability in some countries.

Institutional is beginning to see the benefits of a more focused business model, with revenue growth expected to be comfortably within ANZ’s target range for the full year. This revenue growth is being supported by continued investment in people and systems.  Markets, and Corporate and Structured Finance are performing well in terms of revenue growth, however within Markets, a greater proportion of that revenue will be booked as trading income rather than interest income compared to the second half of 2006, and this will impact reported margins.  Debt and Transaction Services continues to be impacted by declining credit spreads and competition impact on lending fees.  Business Banking continues to maintain steady lending and deposit growth, with increasing volumes partially offset by margin compression.

Lending assets have grown modestly as we maintain a high level of discipline in terms of risk and balance sheet utilisation. At the same time, the high level of liquidity held by our customers has seen customer deposits grow very strongly. However, given the size of some transactions in the Institutional segment, growth rates can be quite volatile.

New Zealand Businesses continues to demonstrate sound growth and is on track to deliver revenue growth within the target band of 7%-9% set by ANZ National in September 2006.  Costs have also been well managed and while we expect good growth in profit before provisions, a higher bad debt charge will dampen growth in net profit.  Seasonal factors will see profit growth weighted more heavily to the second half.

In retail, the investments made in the ANZ brand in recent years are flowing through to improved performance.  ANZ mortgage lending and deposit growth has been strong, and customer satisfaction has risen.  National Bank Retail is maintaining its historically high level of customer satisfaction with similar mortgage growth to ANZ.  Corporate and Commercial Banking remains strong.

ANZ will hold a conference call for investors at 10.30 am this morning, during which John McFarlane and Chief Financial Officer, Peter Marriott will discuss this update.

ANZ will report its Interim Results for the period ended 31 March 2007 on 26 April 2007.

For media enquiries contact: Paul Edwards Head of Corporate Communications Tel: 0409-655 550 Email: paul.edwards@anz.com	For analyst enquiries contact: Stephen Higgins Head of Investor Relations Tel: 03-9273 4185 or 0417-379 170 Email: higgins@anz.com